Exhibit 21
Southwest Airlines Co.
Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

AirTran Airways, Inc.	Delaware
AirTran Holdings, LLC	Texas
Southwest Jet Fuel Co.	Texas
Triple Crown Assurance Co.	Texas
Southwest Airlines Renewable Ventures LLC	Texas
SAFFiRE Renewables, LLC	Delaware